Filed by Kodiak Gas Services, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: CSI Compressco LP Commission File No: 001-35195 Date: February 21, 2024

Kodiak Gas Services, Inc. Announces Receipt of Consents to the Merger Agreement from Supporting Unitholders

MONTGOMERY & THE WOODLANDS, TX, February 21, 2024 – Kodiak Gas Services, Inc. (“Kodiak” or the “Company”) (NYSE: KGS) and CSI Compressco LP (the “Partnership”) (NASDAQ: CCLP) today announced that, following the Securities and Exchange Commission declaring effective the Registration Statement on Form S-4/A (Registration No. 333-276508) on February 20, 2024, certain of the Partnership’s unitholders have delivered written consents approving the Agreement and Plan of Merger, dated December 19, 2023 by and between Kodiak, the Partnership, CSI Compressco GP LLC (the “General Partner”) and certain of their respective affiliates (the “Merger Agreement”). These unitholders, Spartan Energy Partners LP, Orvieto Fund LP, Merced Capital LP, and the named executive officers of the General Partner (the “Supporting Unitholders”), own approximately 54% of the Partnership’s outstanding common units. While the consents of the Supporting Unitholders are sufficient to approve the transaction, the Partnership is requesting all of its unitholders approve the Merger Agreement and the other proposals outlined in the Registration Statement by executing and returning the written consent furnished with the filing. Kodiak and the Partnership expect the transaction to close in the second quarter of 2024, subject to the satisfaction of customary closing conditions, including Hart-Scott-Rodino clearance.

About Kodiak Gas Services, Inc.

Kodiak is one of the largest contract compression services providers in the continental United States with a revenue-generating fleet of over 3.2 million horsepower. Kodiak focuses on providing contract compression services to oil and gas producers and midstream customers in high-volume gas gathering systems, processing facilities, multi-well gas lift applications and natural gas transmission systems. More information is available at www.kodiakgas.com.

About CSI Compressco LP

The Partnership is a provider of compression services and equipment for natural gas and oil production, gathering, artificial lift, transmission, processing, and storage. In addition, the Partnership provides a variety of natural gas treating services. The Partnership’s contract services business includes a fleet of approximately 4,800 compressor packages providing approximately 1.2 million in aggregate horsepower, utilizing a full spectrum of low-, medium- and high-horsepower engines. Additionally, the Partnership’s gas treating equipment fleet includes natural gas cooling units used to reduce the temperature of natural gas so that it can be further treated, processed, or compressed. The Partnership also provides well monitoring and automated sand separation services in conjunction with compression and related services in Mexico. The Partnership’s aftermarket business provides compressor package reconfiguration and maintenance services. The Partnership’s customers comprise a broad base of natural gas and oil exploration and production, midstream, transmission, and storage companies operating throughout many of the onshore producing regions of the United States, as well as in a number of foreign countries, including Mexico, Canada, Argentina, and Chile. The General Partner is owned by Spartan Energy Partners LP.

Important Information about the Transaction and Where to Find It

In connection with the Merger Agreement and the mergers contemplated by the Merger Agreement (the “Mergers”), Kodiak filed with the SEC the Registration Statement, that included a consent statement of the Partnership and a prospectus of Kodiak, which has been declared effective. The Mergers will be submitted to the Partnership’s unitholders for their consideration. The Partnership and Kodiak may also file other documents with the SEC regarding the Mergers. A definitive consent statement/prospectus will be mailed to unitholders of the Partnership.

This communication is not a substitute for the Registration Statement or the definitive consent statement/prospectus that was filed with the SEC or any other documents that Kodiak or the Partnership (as applicable) may file with the SEC or send to unitholders of the Partnership in connection with the Mergers. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE MERGERS, INVESTORS AND UNITHOLDERS OF THE PARTNERSHIP ARE URGED TO READ THE REGISTRATION STATEMENT, CONSENT STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGERS AND RELATED MATTERS.

The Registration Statement and consent statement/prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by the Partnership or Kodiak with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from the Partnership at the Partnership’s website at www.csicompressco.com or by directing a request to the Partnership’s Investor Relations Department at jon.byers@csicompressco.com or Kodiak at www.kodiakgas.com or by directing a request to Kodiak’s Investor Relations Department at IR@kodiakgas.com.

Participants in the Solicitation

The Partnership, Kodiak and certain of their respective executive officers, directors, other members of management and employees (including those of the General Partner) may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the Mergers. Information regarding the directors and executive officers of the Partnership’s general partner is available in the section titled “Part III. Item 10. Directors, Executive Officers, and Corporate Governance” on page 49 of the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 13, 2023 (and available at https://www.sec.gov/Archives/edgar/data/1449488/000144948823000007
/cclp-20221231.htm#i40c921f80f634f31b68afa431e9e8b34_97). Information regarding Kodiak’s directors and executive officers is available in the section titled “Information About Kodiak—Management of Kodiak” beginning on page 99 of the Registration Statement (and available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/1767042/000119312524031219/d475371ds4a.htm). These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement and the definitive consent statement/prospectus and other relevant materials relating to the Mergers that have been filed with the SEC. Security holders, potential investors and other readers should read the definitive consent statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication relates to the Mergers between Kodiak and the Partnership and is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, pursuant to the Mergers or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Cautionary Statement for Purposes of Forward-Looking Statements

This communication contains “forward-looking statements” and information based on the current beliefs of Kodiak and the Partnership. Forward-looking statements in this communication are identifiable by the use of the following words, the negative of such words, and other similar words: “anticipates”, “assumes”, “believes”, “could”, “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “might,” “plans,” “predicts,” “projects,” “seeks,” “should,” “targets,” “will” and “would.” Important factors that could cause actual results to differ from those indicated in the forward-looking statements in this communication include, but are not limited to: (i) the completion of the Mergers on anticipated terms and timing, or at all, including obtaining regulatory approvals that may be required on anticipated terms; (ii) the anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the Mergers, including the possibility that any of the anticipated benefits of the Mergers will not be realized or will not be realized within the expected time period; (iii) the ability of Kodiak and the Partnership to integrate the businesses successfully and to achieve anticipated synergies and value creation; (iv) the risk that disruptions from the Mergers will harm Kodiak’s or the Partnership’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; (v) potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the Mergers; (vi) potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the Mergers that could affect Kodiak’s and/or the Partnership’s financial performance and operating results; (vii) certain restrictions during the pendency of the Mergers that may impact Kodiak’s or the Partnership’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; (viii) legislative, regulatory and economic developments, changes in local, national, or international laws, regulations, and policies affecting Kodiak and the Partnership; (ix) dilution caused by Kodiak’s issuance of additional shares of Kodiak common stock in connection with the Mergers; (x) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xi) Kodiak’s and the Partnership’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in Kodiak’s and the Partnership’s industry; (xii) changes in the oil and gas industry, including sustained decreases in the supply, demand or price of oil, natural gas, and natural gas liquids; (xiii) the competitive nature of natural gas compression services and treating services industry in which Kodiak and the Partnership conduct their business; (xiv) the impact of adverse weather conditions in oil or gas producing regions; (xv) the level of, and obligations associated with, Kodiak’s and the Partnership’s indebtedness; (xvi) acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against Kodiak or the Partnership, and other political or security disturbances; (xvii) the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; and (xviii) other risk factors and additional information.

Kodiak and the Partnership believe that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. Kodiak and the Partnership undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical experience and present expectations or projections. These risks and uncertainties include, but are not limited to, (i) those discussed throughout the Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Part II, Item 1A. “Risk Factors” sections of the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2022, and subsequent Quarterly Reports on Form 10-Q and other filings with the SEC, which are available on the Investor Relations page of the Partnership’s website at https://ir.csicompressco.com/ and on the website of the SEC at www.sec.gov and (ii) those discussed throughout the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Kodiak” sections of the Registration Statement, which are available on the Investor Relations page of Kodiak’s website at https://ir.kodiakgas.com/ and on the website of the SEC at www.sec.gov.